EXHIBIT 99.1

Himax Technologies, Inc. Reports First Quarter 2014 Financial Results and Provides Second Quarter 2014 Guidance

Company Meets Q1 Revenues, Gross Margin and EPS Guidance

Provides Q2 2014 Guidance Revenues to be Flat Sequentially, GAAP EPS 13.0 to 15.0 cents

  Net revenues increased by 10.8% year-over-year to $194.6 million.
  Small and medium-sized panel driver sales and non-driver sales increased by 21.5% and 44.5% year-over-year respectively, representing 56.9% and 18.1% of total revenues in Q1 2014.
  Q1 2014 gross margin reached 24.7% and met guidance for the quarter.
  Q1 2014 GAAP net income increased to $15.7 million, up 12.0% from Q1 2013. GAAP earnings per diluted ADS was 9.1 cents, up 11.5% from Q1 2013.
  Q1 2014 Non-GAAP net income increased to $16.2 million, up 8.0% from Q1 2013. Non-GAAP earnings per diluted ADS was 9.4 cents, up 7.6% from Q1 2013.
  Company maintains positive full year 2014 outlook and expects revenue and earnings growth to continue.

TAINAN, Taiwan, May 8, 2014 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced financial results for the first quarter ended March 31, 2014.

SUMMARY FINANCIALS

First Quarter 2014 Results Compared to First Quarter 2013 Results (USD in millions) (unaudited)

	Q1 2014	Q1 2013	CHANGE
Net Revenues	$194.6 million	$175.7 million	+10.8%
Gross Profit	$48.0 million	$43.2 million	+11.2%
Gross Margin	24.7%	24.6%	+0.1%
GAAP Net Income Attributable to Shareholders	$15.7 million	$14.0 million	+12.0%
Non-GAAP Net Income Attributable to Shareholders	$16.2 million (1)	$15.0 million (2)	+8.0%
GAAP EPS (Per Diluted ADS, USD)	$0.091	$0.082	+11.5%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.094 (1)	$0.088 (2)	+7.6%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.3 million of share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.6 million non-cash acquisition related charge, net of tax.

First Quarter 2014 Results Compared to Fourth Quarter 2013 Results (USD in millions) (unaudited)

	Q1 2014	Q4 2013	CHANGE
Net Revenues	$194.6 million	$195.2 million	-0.3%
Gross Profit	$48.0 million	$49.0 million	-2.0%
Gross Margin	24.7%	25.1%	-0.4%
GAAP Net Income Attributable to Shareholders	$15.7 million	$ 15.8 million	-0.7%
Non-GAAP Net Income Attributable to Shareholders	$16.2 million (1)	$ 16.6 million (2)	-2.4%
GAAP EPS (Per Diluted ADS, USD)	$0.091	$0.092	-0.7%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.094 (1)	$ 0.097 (2)	-2.4%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.3 million of share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.3 million of share-based compensation expenses, net of tax and $0.5 million non-cash acquisition related charges, net of tax.

"We are pleased to report another quarter of year over year growth and meeting our guidance for revenues, gross margin and EPS", stated Mr. Jordan Wu, President and Chief Executive Officer of Himax. "Of particular note, our performance for the first quarter of the year was on par sequentially with the last quarter of 2013 – a good performance considering the Chinese New Year holidays. Though we see some headwinds during the second quarter with a certain end-customer's inventory position, we expect this to clear in the second half of the year. We often times need to remind investors of the normal volatility in the semi industry to which we are not immune. We believe the strategies we put in place years ago to diversify our customer base and product segments provide us a level of insulation not enjoyed by many of our competitors. We remain excited about our growth opportunities in all of our product segments, including our core business segment in display drivers for large, small and medium-sized panels."

First Quarter 2014 Financial Results Breakdown by Product Line (USD in millions) (unaudited)

	Q1 2014%		Q1 2013%		% Change
Display drivers for large-sized panels	$ 48.6	25.0%	$ 60.1	34.2%	-19.2%
Display drivers for small/medium-sized panels	$ 110.8	56.9%	$ 91.3	51.9%	21.5%
Non-driver products	$ 35.2	18.1%	$ 24.3	13.9%	44.5%

	Q1 2014%		Q4 2013%		% Change
Display drivers for large-sized panels	$ 48.6	25.0%	$ 46.8	24.0%	3.9%
Display drivers for small/medium-sized panels	$ 110.8	56.9%	$ 113.0	57.9%	-1.9%
Non-driver products	$ 35.2	18.1%	$ 35.4	18.1%	-0.8%

Total revenues of $194.6 million for the first quarter of 2014 represented a 10.8 % increase from the first quarter of 2013 and a 0.3% decrease from the fourth quarter of 2013.

Revenues from large panel display drivers for the first quarter of 2014 were $48.6 million, down 19.2% from the first quarter of 2013 and up 3.9% from the fourth quarter of 2013, accounting for 25.0% of total revenues for the first quarter of 2014. As anticipated, the increase was a result of shipments from new and existing customers and the increasing penetration of 4K TV's.

Sales of small and medium-sized drivers were $110.8 million for the first quarter of 2014, up 21.5% from the first quarter of 2013 and down 1.9% from the fourth quarter of 2013. It accounted for 56.9% of total revenues for the first quarter of 2014 as compared to 51.9% a year ago and 57.9% in the previous quarter. It is the fifth consecutive quarter that the Company's small and medium-sized driver's sales accounted for over half of total revenues. The slight sequential decrease was mainly due to the 10 less working days in China for Chinese New Year along with the increasing competition in the smartphone market in which the Company has foreseen last quarter.

Revenues from Himax's non-driver businesses were $35.2 million, up 44.5% from the same period last year and down 0.8% sequentially. Non-driver product accounted for 18.1% of total revenues, as compared to 13.9% a year ago and 18.1% in the previous quarter. Of the non-driver business segment, the main contributors included the Company's timing controllers, programmable gamma OP, touch panel controllers, CMOS image sensors, power management ICs, LED drivers, LCOS microdisplay and ASIC service.

Gross margins were 24.7% for the three months ended March 31, 2014, down 40 basis points from 25.1% in the previous quarter and up 10 basis points from 24.6% in the first quarter of 2013. The Company mentioned in the last earnings call that it anticipated pricing competition in China's smartphone market. Such competition has attributed to the slight sequential decrease of the Company's first quarter gross margin.

First quarter 2014 GAAP operating expenses were $28.9 million, up 9.4% from a year ago and down 2.4% sequentially. Operating expenses increased from the previous year due to higher salary expenses for additional headcount, annual pay raises and certain new product tape-outs during the quarter.

GAAP operating income for the first quarter of 2014 was $19.1 million or 9.8% of sales, up 14.0% year over year and down 1.6% sequentially.

Reported GAAP net income for the first quarter was $15.7 million, or 9.1 cents per diluted ADS, compared to $14.0 million, or 8.2 cents per diluted ADS, for the same period last year, and $15.8 million, or 9.2 cents per diluted ADS, in the previous quarter. GAAP net income grew 12.0% year over year and stay about flat from the previous quarter. We achieved bottom-line improvement of $1.7 million year-over-year, thanks to increased revenues from small and medium-sized driver and non-driver product segments.

Non-GAAP net income in the first quarter was $16.2 million, or 9.4 cents per diluted ADS, representing a growth of 8.0% year-over-year and a slight decline of 2.4% sequentially. Non-GAAP EPS per diluted ADS grew 7.6% from the same period last year and declined 2.4% over the previous quarter.

Balance Sheet and Cash Flow

The Company had $139.7 million of cash, cash equivalents and marketable securities at the end of March 2014, down from $158.9 million at the same time last year and up from $128.1 million a quarter ago. On top of the above cash position, restricted cash was $108.3 million at the end of the quarter. The restricted cash is mainly used to guarantee the company's short term loan for the same amount.  Himax is debt-free.

Inventories as of March 31, 2014 were $172.3 million, up from $138.3 million a year ago and down from $177.4 million at December 31, 2013. The lower inventory was a result of increased shipment in the quarter. The Company expects the inventory level to continue to decline by the end of the second quarter. Accounts receivable at the end of March 2014 were $204.5 million as compared to $189.9 million a year ago and $200.7 million last quarter. DSO was 95 days at end of March, 2014, as compared to 97 days a year ago and 95 days at end of the last quarter.

Net cash inflow from operating activities for the first quarter was $9.3 million as compared to cash inflow of $29.4 million for the first quarter of 2013 and cash outflow of $3.1 million for the fourth quarter of 2013. The decline year over year was mainly due to higher accounts receivables as a result of higher sales this quarter. The sequential increase was mainly the reflection of lower inventory at the end of this quarter.

Capital expenditures were $2.7 million in the first quarter versus $4.7 million a year ago and $3.9 million last quarter. The capital expenditure in the first quarter consisted mainly of purchases of certain equipment for the Company's in-house testers for R&D, LCOS and MEMS product lines.

Share Buyback Update

As of March 31, 2014, the Company had 170.5 million ADS equivalents outstanding, unchanged from the last quarter. On a fully diluted basis, the total number of ADS outstanding is 172.2 million.

May and June 2014 Investor Outreach and Conferences

Ms. Jackie Chang, CFO, Ms. Stephanie Kuo, IR Manager, and John Mattio, US-Based IR, will host investor meetings in May and June. If you are interested in meeting with the Company's senior executives in a one-on-one session or group session, please contact Himax's US or Taiwan-based investor relations contact at the numbers below.

Business Updates

In Himax's large panel, driver IC business, the Company believes driver ICs for TVs will be the main growth product in this segment and offsetting any softness of notebooks and monitors ICs. The reason for the growth in large panel driver IC's for TVs are attributed to new customers, increased TV sales in China, and 4K TVs rolling off production lines. Though this remains a competitive and mature market, the Company believes its innovation enables them to continue pursuing new technologies and growth opportunities that will strengthen the Company's large panel driver IC business, which is the longest standing business segment. The Company remains positive on the outlook of this segment in 2014 and beyond.

The other segment in the Company's driver business are ICs used in small and medium-sized panels for applications including smartphones, tablets and automotive. Though smartphones have, and will continue to drive sales growth in this segment, the inventory correction by one of the Company's major Korean end-customers will result in a decline in the Company's second quarter smartphone IC sales. Offsetting the customer-specific inventory correction is the Company's continued growth in the Chinese smartphone market during the second quarter. The Company sees market momentum in China carrying strongly into the second half of the year as 4G LTE adoption and resolution upgrades to HD go mainstream. The Company's customer base in China is highly diversified and not one end-customer there is 10% or more of the Company's driver IC sales for smartphones.

Included in the small and medium-sized panel IC are also drivers for tablet and automotive displays which have been growing steadily. Himax believes it is a market leader in the tablet space particularly in the fastest growing tablet market in the world, China. The Company also reported new revenues from globally-branded customers which are new entrants to its customer list for tablet sales.

For the small and medium-sized driver segment, compared to the previous quarter, the Company expects revenues to be down for driver ICs for smartphones, to be flat for tablets and to rise for automotive. The total small and medium-sized driver segment is expected to finish the quarter flat to slightly down as a result. Notwithstanding the short term set back in the second quarter, The Company is positive on the third quarter prospect and it believe sales for this segment will rebound strongly from there.

The Company believes that its non-driver product line is a key differentiator versus many of its competitors. The Company's expertise in image processing and human interface related technologies, together with its driver IC products make Himax a comprehensive solution provider to its customers. The Company believes its non-driver products including CMOS image sensor, touch panel controller, power management IC and ASIC service are set to grow significantly in the second quarter. Himax expects the business category to grow double-digit in Q2, and the momentum to continue throughout 2014 and beyond.

The Company's CMOS image sensors delivered strong, sequential sales growth in the first quarter of approximately 30%. Himax's two and five megapixel CMOS image sensors are contributors in the segment which includes a customer base of select international brands and Chinese 'white-box' OEMs.  While volumes of CMOS image sensor shipments have increased, the Company has reported that most of these shipments were for higher costs, older generation CMOS image sensors. The sales of these low margin products given their rather significant amount, is the key reason why the Company's overall corporate gross margin in the second quarter looks to stay flat or go slightly down. Without it, the Company's overall gross margin for the quarter would have continued to expand. Himax envisions the margins for this category will increase as newer generation and higher-resolution, such as the Company's eight megapixel CMOS image sensors, are shipped later this year.  The Company believes this will contribute to significant sales growth and better gross margin in the second half of the year.

Additionally, following multi-year design efforts, Himax now has a competitive CMOS image sensor product line for automotive and surveillance markets, both large, lucrative and fast-growing markets. This is a market segment with a high barrier of entry where special know-how is required. Collectively, the Company expects the CMOS image sensor business to more than double in 2014.

The Company's touch panel controller product line is set to triple in revenue sequentially in the second quarter as a result of increasing shipments to tier-one, branded Asian customers and also the Chinese white-box market. The Company's rapidly-growing market share in the traditional touch panel market has provided it a platform to develop new "in-cell' and "on-cell" touch panel technologies which has placed us in a very competitive position for the future.  The development of new "in-cell" and "on-cell" touch panel technologies are led by TFT-LCD makers which Himax's teams are in close partnerships. Himax expects growth momentum in touch panel controller to continue throughout the rest of 2014.

The Company is equally bullish on the growth of its ASIC business. Having been awarded multiple new leading-edge projects for tier-one international customers in the second quarter, the Company sees this accomplishment as a validation of its R&D competitiveness and capabilities. The Company expects to generate more development fees for projects and expects the ASIC segment to grow double-digit in the second quarter.

Lastly, Himax believes that it has and will maintain its lead in the LCOS microdisplay market for some time. The Company strictly abides by its policy not to release details on design specifications and customers; however, the Company continues to work with multiple customers, including top-notch names, on multiple designs simultaneously and many of which involve custom-built designs that are funded by customers' development fees paid to Himax. The Company's LCOS microdisplay business will remain the most exciting and significant long-term growth area for Himax.

Second Quarter 2014 Guidance

The Company is providing the following financial guidance for the second quarter of 2014:

Net Revenues:	To be flat, as compared to the first quarter of 2014
Gross Margin:	To be flat to slightly down from the first quarter of 2014
GAAP EPS(1):	13.0 to 15.0 cents per diluted ADS, as compared to 11.2 cents of Q2 2013
Non GAAP EPS(1) (2):	13.2 to 15.2 cents per diluted ADS, as compared to 11.7 cents of Q2 2013

(1) (2) GAAP and Non-GAAP EPS includes the one-time benefit from the disposal of a Himax investment gain of $12.24 million of which approximately $10.53 million will be booked as income in the Company's second quarter and accounted for in the Company's guidance for the quarter.
(2) Non-GAAP EPS excludes share-based compensation and acquisition-related charges

Himax has issued a press release on April 29th stating the Company disposed of an investment in a US display company, which was wholly acquired by a third party. The initial investment of $4.0 million which was made in December 2013, has matured to a total of $12.24 million one-time investment gain. Per the disposal agreement, the Company will book $10.53 million in investment income on the second quarter, and the remaining $1.71 million will be accounted in or around April 2015. This one-time gain of $10.53 million will contribute to 5.0 cents of GAAP earnings attributable to shareholders for the second quarter.

As a result of, GAAP earnings attributable to shareholders are expected to be in the range of 13.0 to 15.0 cents per diluted ADS based on 172.2 million fully-diluted ADSs. Non-GAAP earnings attributable to shareholders are expected to be in the range of 13.2 to 15.2 cents per diluted ADS based on the same number of ADSs. The disposal of the investment netted 5.0 cents in EPS and has been included in the Company's Q2 2014 guidance.

Conference Call

Himax Technologies, Inc. will hold a conference call with investors and analysts on Thursday, May 8, 2014 at 8:00 a.m. US Eastern Daylight Savings Time and 8:00 p.m. Taiwan Time to discuss the Company's first quarter 2014 financial results.

HIMAX TECHNOLOGIES FIRST QUARTER 2014 EARNINGS CONFERENCE CALL

DATE:	Thursday, May 8, 2014
TIME:	U.S. 8:00 a.m. EDT
Taiwan 8:00 p.m.
DIAL IN:	U.S. 1-877-407-4018
INTERNATIONAL: 1-201-689-8471
CONFERENCE ID:	13580554
WEBCAST:	http://public.viavid.com/index.php?id=108764

A replay of the call will be available beginning two hours after the call through midnight May 15, 2014 (1 p.m. May 16, Taiwan time) on www.himax.com.tw and by telephone at +1-877-870-5176 (US Domestic) or +1-858-384-5517 (International). The conference ID number is 13580554. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this http://public.viavid.com/index.php?id=108764 or at ViaVid's website at http://www.viavid.com, where the webcast can be accessed through May 8, 2015.

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs over 1,600 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,287 patents granted and 953 patents pending approval worldwide as of March 31, 2014. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2013 filed with the SEC, as may be amended.

– FINANCIAL TABLES –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended March 31,		Three Months Ended December 31,
	2014	2013	2013
Revenues
Revenues from third parties, net	$194,642	$131,717	$195,232
Revenues from related parties, net	--	44,019	--
	194,642	175,736	195,232

Costs and expenses:
Cost of revenues	146,620	132,551	146,205
Research and development	20,454	18,894	19,078
General and administrative	4,270	3,929	4,938
Sales and marketing	4,195	3,611	5,605
Total costs and expenses	175,539	158,985	175,826

Operating income	19,103	16,751	19,406

Non operating income (loss):
Interest income	123	14	153
Equity in losses of equity method investees	(75)	(127)	(32)
Foreign exchange gains, net	253	198	258
Interest expense	(113)	(80)	(129)
Other income (losses), net	(239)	14	347
	(51)	19	597
Earnings before income taxes	19,052	16,770	20,003
Income tax expense	3,620	4,192	5,627
Net income	15,432	12,578	14,376
Net loss attributable to noncontrolling interests	282	1,454	1,448
Net income attributable to Himax stockholders	$15,714	$14,032	$15,824

Basic earnings per ADS attributable to Himax stockholders	$0.092	$0.083	$0.093
Diluted earnings per ADS attributable to Himax stockholders	$0.091	$0.082	$0.092

Basic Weighted Average Outstanding ADS	170,920	169,970	170,920
Diluted Weighted Average Outstanding ADS	172,234	171,537	172,148

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:
	Three Months Ended March 31,		Three Months Ended December 31,
	2014	2013	2013
Share-based compensation
Cost of revenues	$15	$15	$15
Research and development	228	312	234
General and administrative	50	56	50
Sales and marketing	57	73	57
Income tax benefit	(83)	(76)	(84)
Total	$267	$380	$272

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$268	$440	$436
Sales and marketing	96	289	289
Income tax benefit	(125)	(125)	(208)
Total	$239	$604	$517

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	March 31, 2014	December 31, 2013	March 31, 2013
Assets
Current assets:
Cash and cash equivalents	$138,888	$127,320	$158,716
Restricted cash and cash equivalents	108,336	108,399	74,100
Investments in marketable securities available-for-sale	784	788	168
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	204,472	200,725	136,647
Accounts receivable from related parties, less allowance for sales returns and discounts	---	---	53,286
Inventories	172,335	177,399	138,331
Deferred income taxes	8,965	9,974	13,662
Prepaid expenses and other current assets	13,721	15,052	13,047
Total current assets	$647,501	$639,657	$587,957
Investment securities	$16,688	$21,877	$17,877
Equity method investments	111	190	151
Property, plant and equipment, net	59,063	60,588	57,580
Deferred income taxes	2,172	2,135	4,190
Goodwill	28,138	28,138	28,138
Other intangible assets, net	4,868	5,234	7,411
Other assets	1,503	1,508	1,310
	112,543	119,670	116,657
Total assets	$760,044	$759,327	$704,614
Liabilities and Equity
Current liabilities:
Short-term debts	$105,500	$105,500	$73,000
Accounts payable	139,112	151,290	149,233
Income taxes payable	19,180	16,932	11,867
Other accrued expenses and other current liabilities	25,404	30,111	25,726
Total current liabilities	$289,196	$303,833	$259,826
Other liabilities	2,899	3,279	3,134
Total liabilities	$292,095	$307,112	$262,960

Redeemable noncontrolling interest	$3,656	$3,656	---
Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued and 341,049,418 shares, 341,049,418 shares, 339,149,508 shares outstanding at March 31, 2014, December 31, 2013, and March 31, 2013, respectively	$107,010	$107,010	$107,010
Additional paid-in capital	106,997	106,636	104,320
Treasury shares, at cost, 15,650,064 shares, 15,650,064 shares and 17,549,974 shares at March 31, 2014, December 31, 2013, and March 31, 2013, respectively	(11,120)	(11,120)	(12,469)
Accumulated other comprehensive loss	(471)	(412)	(184)
Unappropriated retained earnings	263,424	247,710	242,660
Himax stockholders' equity	$465,840	$449,824	$441,337
Noncontrolling interests	(1,547)	(1,265)	317
Total equity	$464,293	$448,559	$441,654
Total liabilities, redeemable noncontrolling	$760,044	$759,327	$704,614

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended March 31,		Three Months Ended December 31,
	2014	2013	2013

Cash flows from operating activities:
Net income	$15,432	$12,578	$14,376
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,619	3,155	3,843
Share-based compensation expenses	350	456	356
Loss on disposal of property and equipment	---	87	---
Gain on disposal of equity method investment	---	---	(54)
Loss on disposal of investment securities	241	---	---
Loss on disposal of marketable securities, net	1	2	13
Valuation gain on financial liabilities	---	---	(160)
Equity in losses of equity method investees	75	127	32
Deferred income tax expense	927	1,705	3,722
Inventories write downs	1,735	2,429	3,179
Changes in operating assets and liabilities:
Accounts receivable	(3,765)	(900)	1,503
Accounts receivable from related parties	---	19,970	---
Inventories	3,329	(24,089)	(20,964)
Prepaid expenses and other current assets	1,328	104	(587)
Accounts payable	(12,178)	13,687	(11,232)
Income taxes payable	2,249	2,099	(439)
Other accrued expenses and other current liabilities	(4,037)	(1,961)	3,028
Other liabilities	(1)	(55)	333
Net cash provided by (used in) operating activities	9,305	29,394	(3,051)

Cash flows from investing activities:
Purchase of property and equipment	(2,709)	(4,714)	(3,925)
Purchase of available-for-sale marketable securities	(3,311)	(2,026)	(6,354)
Disposal of available-for-sale marketable securities	3,305	2,024	6,344
Purchase of investment securities	---	(5,189)	(4,000)
Disposal of investment securities	4,948	---	---
Cash decrease resulting from change in consolidated entity	---	---	(4)
Release of restricted cash equivalents and marketable securities	66	4	24
Decrease (increase) in other assets	(6)	16	(270)
Net cash provided by (used in) investing activities	2,293	(9,885)	(8,185)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended March 31,		Three Months Ended December 31,
	2014	2013	2013
Cash flows from financing activities:
Excess tax benefits from share-based compensation	---	---	1,271
Proceeds from issuance of new shares by subsidiaries	---	390	5,071
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	10	78	---
Purchase of subsidiary shares from noncontrolling	---	---	(896)
interests
Release of restricted cash equivalents (for borrowing of short-term debt)	---	---	9,500
Proceeds from borrowing of short-term debts	86,500	73,000	19,000
Repayment of short-term debts	(86,500)	(73,000)	(28,500)
Net cash provided by financing activities	10	468	5,446
Effect of foreign currency exchange rate changes on cash and cash equivalents	(40)	2	20
Net increase (decrease) in cash and cash equivalents	11,568	19,979	(5,770)
Cash and cash equivalents at beginning of period	127,320	138,737	133,090
Cash and cash equivalents at end of period	$138,888	$158,716	$127,320

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$113	$80	$129
Income taxes	$481	$132	$58

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended March 31,		Three Months Ended December 31,
	2014	2013	2013
Revenues	$194,642	$175,736	$195,232

Gross profit	48,022	43,185	49,027
Add: Share-based compensation – Cost of revenues	15	15	15
Gross profit excluding share-based compensation	48,037	43,200	49,042
Gross margin excluding share-based compensation	24.7%	24.6%	25.1%

Operating income	19,103	16,751	19,406
Add: Share-based compensation	350	456	356
Operating income excluding share-based compensation	19,453	17,207	19,762
Add: Acquisition-related charges –Intangible assets amortization	364	729	725
Operating income excluding share-based compensation and acquisition-related charges	19,817	17,936	20,487
Operating margin excluding share-based compensation and acquisition-related charges	10.2%	10.2%	10.5%
Net income attributable to Himax stockholders	15,714	14,032	15,824
Add: Share-based compensation, net of tax	267	380	272
Add: Acquisition-related charges, net of tax	239	604	517
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	16,220	15,016	16,613
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	8.3%	8.5%	8.5%
*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:

Three Months Ended March 31, 2014
Diluted GAAP earning per ADS attributable to Himax stockholders	$0.091
Add: Share-based compensation per ADS	$0.002
Add: Acquisition-related charges per ADS	$0.001

Diluted non-GAAP earning per ADS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.094

Numbers do not add up due to rounding
CONTACT: Company Contacts:

         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel: +886-2-2370-3999 Ext.22300
         Or
         US Tel: +1-949-585-9838 Ext.252
         Fax: +886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Stephanie Kuo, Investor Relations - Based in US
         Himax Technologies, Inc.
         Tel: +1-949-585-9838 Ext.221
         Fax: +1-949-585-9598
         Email: stephanie_kuo@himax.com.tw
         www.himax.com.tw

         Steven Lin, Investor Relations - Based in Taiwan
         Himax Technologies, Inc.
         Tel: +886-2-2370-3999 Ext.22320
         Fax: +886-2-2314-0877
         Email: stevenwy_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations - US Representative
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@mzgroup.us
         www.mzgroup.us